Oaktree Funds
c/o U.S. Bancorp Fund Services LLC
 615 East Michigan Street
Milwaukee, WI 53202

September 27, 2017

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Oaktree Funds (the “Trust”)
(1933 Act Registration No. 333-198731)
(1940 Act Registration No. 811-22997)

Dear Ms. DiAngelo Fettig:

The purpose of this letter is to respond to oral comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) on August 30, 2017 regarding its recent review of the Trust’s Annual Report on Form N-CSR for the reporting period ending October 31, 2016 (the “Annual Report”) with regard to the Oaktree High Yield Bond Fund (the “Fund”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Annual Report.

The Trust’s responses to your comments are as follow:

Annual Report filed January 9, 2017

1.
Staff Comment:  The Staff notes the Fund reported use of forward foreign currency exchange contracts during the period of the Annual Report; however, there is no mention of these instruments in management’s discussion of fund performance in its letter to shareholders (the “Shareholder Letter”).  The Shareholder Letter should discuss the effect of all investments, including derivatives, on the Fund’s performance during the past fiscal year (if material). Please explain why forward foreign currency exchange contracts were not addressed in the Shareholder Letter.

Response:  The investment in forward currency contracts is only to offset the exposure to currency risk in local countries and is not a significant part of the Fund’s investment strategy and does not have a significant impact on the performance of the Fund.

2.
Staff Comment:  With regard to the Statement of Assets and Liabilities on page 13 of the Annual Report, the Staff notes that there are receivables for fees waived outstanding for the Fund. Please explain how often receivables for fees waived are settled and explain if such receivables are not generally settled on a monthly basis.

Response:  The Trust confirms that receivables are generally settled on a monthly basis; however, as of the date of the Annual Report, certain receivables for fees waived and payable by Oaktree Capital Management, L.P. (the “Adviser”) remained outstanding. The Trust confirms its intent to ensure that all future receivables be settled on a monthly basis.

3.
Staff Comment:  Consider clarifying disclosure within the Schedule of Investments beginning on page 4 of the Annual Report such that, where applicable, the cash rate and the payment-in-kind (“PIK”) rate of securities are disclosed separately.

Response: The PIK rate is disclosed in parentheses next to the security name in addition to the cash rate.  There is also at footnote at the bottom of the schedule of investments, both of which adhere to the AICPA guidance.  Currently the Fund has not received any in-kind payments, only cash.

4.
Staff Comment: Ensure that, following the performance line graph entitled “Value of a $1,000,000 Investment” the disclosure required by Item 27(b)(7)(ii)(B) of Form N-1A is included in future reports (i.e. disclose that “[t]he graph and table … do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund share.”).

Response: The Trust undertakes to include the required disclosure in future reports.

5.
Staff Comment:  The Staff notes that the Oaktree Emerging Markets Equity Fund is inactive; please amend the series and class identification information on the SEC’s EDGAR site to denote that it is inactive.

Response:  The Trust has made the requested revision on the EDGAR site.

6.
Staff Comment: Note 3 of the Notes to the Financial Statements, entitled “Derivative Financial Instruments,” should clearly indicate why derivative instruments were utilized during the reporting period, rather than indicating only that the Fund may invest in the specified derivatives instruments.

Response:  The Trust undertakes to include in future reports disclosure explaining why the Fund invested in certain derivatives instruments during the relevant reporting period.

7.
Staff Comment: The Trust states on page 21 of the Annual Report that “Any fee waivers made by [the Adviser] with respect to the Fund are subject to recoupment from the Fund within three years after the end of the fiscal year during which such fees were waived or expenses reimbursed….” It is the Staff’s position that such recoupments may be made within three years of the date of the fee waiver or expense reimbursement; if amounts are recoupable for a longer period, they should be shown as accrued expenses.

Response: In light of the Staff’s position with regard to recoupment periods, the Trust has agreed to amend its Expense Limitation Agreement with the Fund to allow recoupment of fees waived and expenses reimbursed within three years of the date of the waiver or reimbursement, in line with the Staff’s position, and will amend disclosure in future reports to reflect this change.

8.
Staff Comment: The Trust states that recoupment is permitted as long as it does not cause any class of the Fund to exceed the applicable contractual expense limitation that was in effect at the time such fee waiver or expense reimbursement (emphasis added). Please also confirm that such recoupment also may not exceed the current expense limitation.

Response: The Trust confirms that recoupment may not exceed either the expense limitation in place at the time of any fee waiver or expense reimbursement was made, or the expense limitation in place at the time of such recoupment. The Trust undertakes to add this disclosure in future reports.

9.	Staff Comment: Explain supplementally to the Staff why the expense caps for the classes differ, as disclosed on page 21 of the Annual Report.

Response: The Trust confirms supplementally that the 0.95% and 1.20% expense caps for the Institutional and Advisor Class shares, respectively, are due to a 0.25% Distribution and Service fee applicable to Advisor Class shares.

10.	Staff Comment: In future reports, in accordance with Item 4(c) of Form N-CSR, include more specificity with respect to the nature of the tax services provided by the Trust’s tax service provider.

Response: The Trust undertakes to make the requested revision in future Form N-CSR filings.

*     *     *     *     *     *

I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact Alia M. Vasquez at U.S. Bancorp Fund Services, LLC at (414) 765-6620.

Sincerely,

/s/ John Sweeney______________
John Sweeney
President, Oaktree Funds

cc:           Kimberly Larin, Oaktree Funds
Barry Barbash, Esq., Willkie Farr & Gallagher LLP